Filed by Ryerson Holding Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Olympic Steel, Inc. (File No. 000-23320)

The following communication is a transcript of the third quarter of 2025 earnings call for Ryerson Holding Corporation (“Ryerson”) that was held on October 29, 2025 in which the proposed transaction (the “merger”) with Olympic Steel, Inc. (“Olympic” or “Olympic Steel”) was discussed.

Conference Title: Ryerson Holding Corporation’s Third Quarter 2025 Conference Call

Date: Wednesday, 29th October 2025

Operator: Please stand by. Good day, and welcome to the Ryerson Holding Corporation’s Third Quarter 2025 Conference Call. Today’s conference is being recorded. There will be a question-and-answer session later. If you would like to ask a question, please press star one on your telephone keypad at any time. Again, that is star one to ask a question. At this time, I’d like to turn the conference over to Justine Carlson. Please go ahead.

Justine Carlson: Good morning. Thank you for joining Ryerson Holding Corporation’s Third Quarter 2025 Earnings Call. On our call, we have Eddie Lehner, Ryerson’s president and chief executive officer, Jim Claussen, our chief financial officer, and Molly Kannan, our chief accounting officer and corporate controller. Our recording of this call will be posted on our Investor Relations website at IR.Ryerson.com. Please read the forward-looking statement disclosures included in our earnings release issued yesterday and note that it applies to all statements made during this call. In addition, our remarks today refer to several non-GAAP measures. Reconciliations of these adjusted numbers are also included in our earnings release. I’ll now turn the call over to Eddie.

Edward Lehner: Thank you, Justine. Good morning and thank you all for joining us to discuss our third quarter 2025 performance and our announced merger agreement with Olympic Steel. I would like to start our call today with an abbreviated version of our prepared financial comments before asking Rick Marabito, chief executive officer of Olympic Steel, to join us to discuss the announced merger agreement, its strategy and the benefits we believe it will yield for our stakeholders.

So turning to our performance first, the third quarter market backdrop continued to be difficult as we now find ourselves rounding out a third year of contractionary conditions. The quarter can be summed up as a continuation of industry recessionary conditions, characterized by falling industry shipments year over year and sequentially, with notable carbon steel margin compression, with manufacturing activity well below midcycle levels. Supply side tariffs and trade policy have placed to some extent floors under bellwether industrial metal commodity prices. However, demand in the aggregate remains stubbornly depressed.

We have often said the supply side sets the price. However, our customers set the discount and through the third quarter, customers continued quoting less and buying less. Within our OEM book of business, especially the contract business, we have actually seen activity come in well below our OEM customer forecasts and historical midcycle trends. As we are in the late stages of this counter cycle that is in its 13th quarter and has been of longer duration than is typical of historical counter cycles of between four and six quarters, the OEM side of the commercial portfolio should eventually inflect positively.

The offset to that is the very encouraging trend of Ryerson growing its transactional business as recent investments continue to operationalize, stabilize, and scale throughout our network. This shows up in our service center fundamentals, metrics of shorter lead times, higher service levels, and improved on-time delivery. As long as we keep on keeping on with improving the customer experience while optimizing our service center network productively and safely, our performance will continue to improve as the market navigates the many dynamic factors currently in play around trade policy, investment, interest rates, and geopolitical commerce volatility.

We continue to drive what we can control, building earnings quality and earnings leverage by being excellent operators of our business with sunrise consistency. We understand that decades offshoring take time to unwind just as deleveraging, asset modernization and optimization have required long term vision and commitment. We will persevere through this market environment, working safely and passionately throughout and come out stronger on the other side. I can’t wait for Rick to join me on the call. But before we get there, I’ll turn the call over to Jim Claussen to provide more details on our financial results and our outlook.

Jim Claussen: Thanks, Eddie, and good morning, everyone. During the third quarter, we achieved adjusted EBITDA, excluding LIFO at the low end of our guidance range, with revenue and shipments in line with expectations. Looking ahead to the fourth quarter of 2025, we expect volumes to soften during the quarter by 5 to 7%. This aligns with typical seasonality patterns as our customers slow production around the holidays, and it also reflects our anticipation that the current demand challenges will persist, at least through the close of the year.

From a pricing perspective, we anticipate that the current tariff structure will continue to be nominally supportive, leading to what we expect to be flat to 2% higher average selling prices, resulting in revenues in the range of $1.07 to $1.11 billion. We expect that gross margins will continue to be under pressure in the fourth quarter, given elevated input prices and the recessed demand environment. In all, we forecast fourth quarter adjusted EBITDA, excluding LIFO, in the range of $33 to $37 million and net loss per share in the range of $0.28 to $0.22 per diluted share. Given projected LIFO expenses and depreciation higher than normalized go forward CapEx of 50 to 55 million, we expect LIFO expense to be between $10 and $14 million in the quarter and net CapEx to finish the year within our target range of $50 million.

Turning to the balance sheet and cash flow highlights. We ended the third quarter with $500 million in total debt and $470 million in net debt, which represents a decrease of $10 million and $9 million, respectively, compared to the prior quarter. As a result of incremental improvements in both our net debt and trailing 12 month adjusted EBITDA, excluding LIFO, our third quarter leverage ratio came in at 3.7 times, moving us closer to our target range of 0.5 to 2.0 times. As we progress through the fourth quarter, we expect cash flow generation to continue moving our leverage ratio back towards our target range.

From a global liquidity perspective, the company’s profile remained healthy during the third quarter, and we ended the period with $521 million of liquidity, compared to $485 million at the end of the second quarter. Third quarter operating cash use of $8.3 million was primarily driven by the net loss generated. We ended the quarter with a cash conversion cycle of 68 days, which compares to 66 for the prior quarter as our higher value inventory added two days of supply while our payables and receivable cycles remain consistent. I’ll now turn the call over to Molly Kannan to discuss our financial performance highlights for the third quarter.

Molly Kannan: Thanks, Jim, and good morning, everyone. In the third quarter of 2025, Ryerson reported net sales of $1.16 billion, a decrease of $7.8 million, or less than 1% compared to the second quarter, with average selling prices up 2.6% and tons shipped down 3.2%. Due to the rising price environment, we recorded LIFO expense of $13.2 million, which was consistent with the prior quarter. Gross margin and gross margin excluding LIFO both contracted during the third quarter by 70 basis points to 17.2% and 18.3%, respectively, as we experienced price pressure amidst the soft demand environment.

Warehousing, delivery, selling, general and administrative expenses totaled $201 million for the third quarter, a decrease of $3 million compared to the second quarter. Despite decreased expenses and top line metrics within our guidance ranges, gross margin compression contributed to our third quarter net loss of $14.8 million, or $0.46 per diluted share. This compares to net income of $1.9 million and diluted earnings per share of $0.06 for the prior quarter. And finally, our adjusted EBITDA, excluding LIFO, generation for the third quarter was $40.3 million, which, as Jim mentioned, was within our guidance range and compares to $45 million generated in the prior quarter. And with this, I’ll turn the call back to Eddie.

Edward Lehner: Thank you, Molly. I would like to conclude our prepared comments by thanking the Ryerson team for their tremendous teamwork and passion for getting better every day. This quarter was another street fight. However, we continue executing our self-help principles and focusing on what we can control while continuing to bring our investment cycle to return and improving our financial performance through the cycle. And with that, I am delighted to invite Rick Marabito to join me as we share an overview of the announced merger of our companies.

Rick Marabito: Thank you so much, Eddie. Really appreciate being invited to be part of this call. And, maybe before we begin, I just had just an opening comment to make. And just want to say how excited I am, how excited the Olympic team is for this combination of two great companies, and really for the opportunity to work together with Eddie and his team at Ryerson. We’re looking forward to closing so we can get to work and deliver on the benefits of the merger, and really unlock the value that this combination brings to shareholders, our customers, our employees and the communities where we all live and work. And I know I speak for you, Eddie, we’re engaged. We’re energized and committed to deliver the compelling value proposition in front of us with shared values and a shared vision for success.

And so, with that, maybe we’ll get right into the slide presentation. And let’s start with the big picture. I think the combination, as you see, solidifies and enhances the new company’s presence as the second largest metal service center in North America. Together, we’ll have over $6.5 billion of revenue and will serve our customers from an expansive North American network of over 160 facilities, providing new breadth, new depth of products and processing services, as well as a greater ability to offer our customers customized metal solutions and improve speed and efficiency.

Together, we expect to realize $120 million of synergies. And that’ll be phased in over two years, which is obviously a compelling contributor to the future margin enhancement and value creation. Eddie’s going to provide some more details on the synergies in a moment. So combined, our new company will have a stronger financial profile, as the merger is an all-stock transaction, greater free cash flow and a stronger, more flexible balance sheet only provide more opportunities for future growth than I think we’d be able to accomplish separately. So, Eddie, I’ll turn it over to you for the next slide.

Edward Lehner: Hey, Rick, thanks so much. And really, you spoke so beautifully at the outset. And I, too, want to welcome all of our stakeholders. I want to welcome everybody from Olympic and Ryerson that are on the call this morning, and to really continue why we think this is such a compelling and attractive merger between our two companies, with a combined 255 years of experience in the service center business, hard won experience in the service center business. When we look at the transaction, and within the next page of our presentation, I want to go right to synergies. And I want to give you two examples of synergies, because I think they’re powerful examples. And we’ve renamed this room Synergy Central or Perspective Synergy Central.

So I want to share just a couple things with you, because I know synergies are really at the root and core of where we can derive multiples of value. So if you look at Ryerson and you look at what’s happened since September of 2022, just looking at Ryerson for now, 25% of our mix is in stainless. Okay. So when we look at Q3 revenue, about 25% revenue in stainless, 25% revenue in aluminum and 50% revenue in carbon. What’s important to realize is we are underweighted the market in carbon. When we look at MSCI numbers, the industry is 67% carbon. It’s 33% non-ferrous roughly. So when you look at the industry and you look at Ryerson being underweighted carbon, but overweighted stainless and aluminum, just look at stainless. I mean, stainless was a wonderful gift horse in 2021 and 2022, and I don’t want to punch a gift horse in the mouth, but in 2023 and 2024 and even in 2025, think about what happened to the stainless market.

MSCI shipments in stainless are off 22%. Nickel prices are down by more than 50%. So we endure that going through a very large investment cycle to modernize our company, improve our company. But we take brutal compression and shipment declines over that three-year period. And the story in aluminum from a shipment’s perspective, even though price there’s been a lot of volatility in aluminum price. And even though it’s downward gradient has not been as extreme shipments in the MSCI for aluminum are down more than 20% since September of 2022. But carbon, carbon prices have been about on average, even though there’s been a lot of modulation in the price.

In general, in September of 2022, carbon price were $850 a ton, and that’s kind of where they are today in that neighborhood of $850 a ton. But what’s even more provocative in this example of a synergy is that carbon shipments in the industry only fell by 5% in that period. So if you were overweighted carbon, in general, you did better in the industry than if you were overweight in non-ferrous. So when you think about the combination of Olympic and Ryerson, Olympic has more carbon exposure, more carbon exposure in tube, more carbon exposure in plate. And so, that’s a natural synergy when we look at being very complementary. And when we look at our footprint and we look at what we do, certainly on the commodity side, that’s a really, really strong synergy as we look forward in this transaction.

Let me share another one with you. It’s no secret that since the pandemic, we’ve all had to look at things that maybe were not as prolific before the pandemic. And one of the things that’s happened is the demographics in our industry. It’s no secret that they skew older. When you look at the voluntary rate of attrition in this industry, just folks that just leave on their own and people that retire, in this industry, it’s between 5 and 15%. So I want that number to sink in for a second, 5 to 15%. Nothing the company does whatsoever. It’s just people that retire or they decide they want to try something new.

So if you take the natural rate of attrition in this industry, you can see where we can create a really powerful synergy in efficiency. Just given the natural rate of voluntary attrition in this industry. You can take the combined employee census. You can take the average comp that we published for the MDNA, and you can do that math and you can model it and you can see how we create a synergy right in line with what we’re bringing to our stakeholders and what we’re articulating to our stakeholders.

So when we look at this, everything on this slide is true. Presence, highly complementary match, opportunities for margin expansion, the synergies that I just spoke about, and there’s many more. And we’ll talk more about some of those other ones as we go through the presentation. Accelerated growth, really the combination of talent pools. I mean, I’ve known because we’ve competed against Olympic for the entire time that I’ve been here over the last 13 years. And Olympic has incredible talent in their organization. They’ve got a great brand, a great culture. And I’d like to say that I’m proud of what Ryerson is and what we’ve been and where we’re going over our 183 years.

And so, when you look at the talent pools that we’re combining in this merger, it is very unique and it’s highly accretive and valuable. And then we have an opportunity to deleverage. There’s a lot of collateral in this deal, a lot of collateral in this deal that gives us the optionality to deleverage both on a combined basis, but also in terms of the asset quality that we have in working capital, property, plant and equipment, and then we have better access to the capital markets and we also have better share flow. There’s more liquidity in our combined equity than we have now. So with that, I’m going to kick it back over to Rick. And then I’ll be back with you in just a minute.

Rick Marabito: So thanks, Eddie. We can go to the next slide please. And really, let’s review the details of the transaction. So, as we said, the merger was structured as an all-stock deal, and Eddie just talked about that in terms of strengthening the balance sheet and giving us really the strength and power to go forward and grow. Closing of the transaction is targeted for the first quarter of 2026. Olympic shareholders in terms of an exchange ratio, will receive 1.7105 Ryerson shares for each Olympic share, and what that equates to is Ryerson shareholders owning 63% of the combined new company, and Olympic Steel shareholders owning approximately 37% of the combined company.

And as we stated earlier, 2024 combined revenue $6.5 billion with pro forma adjusted EBITDA margins approaching 6%. And that would include a phase in of the forecasted synergies. And Eddie just talked about the synergies, $120 million, assuming about one third of those synergies are completed at the end of the first year after closing and then 100% phased in completely at the end of year two. And we do, as Eddie said, we do have high conviction in terms of achieving those synergies. I think as you look at all the opportunities, and Eddie just gave you a couple of examples, but there’s quite a long list of potential opportunities and synergies. And I’ll tell you, that’s we’re going to be quickly engaged on realizing those synergies.

In terms of leadership, the board is going to broaden its talent by expanding to 11 board members, and the board will welcome Michael Siegal as chairman of the board. I think as most of you know, Michael is currently the executive chair of Olympic Steel. And then Olympic will also appoint three other directors to the board, obviously mutually satisfactory to the board. And that’ll result in four board members from Olympic and seven from Ryerson to round out the new board.

And then in terms of executive leadership, Eddie will continue to serve as the chief executive officer of the new company. And I’m very excited to serve as president and COO. And the Olympic executive team, I can tell you, is enthusiastically looking forward to continuing with the new combined company. And again, since the merger is all-stock in nature, the combined company will really benefit with reduced leverage as we model that out as synergies take hold. We’re looking at leverage of approximately three times post-close. And then the credit profile of the combined company should also be enhanced through scale diversification, improved margins and profitability and obviously greater cash flow. So a lot of positives here. So, Eddie, why don’t you take us through the next slide?

Edward Lehner: Hey. Thanks, Rick. So when we go to the footprint, we look at the footprint. And I think a picture really is worth 1,000 words or more. But when we go under the hood of what does the prospective comp combined - what do the respective combined companies look like? If you look at this graphic, you can see and what always doesn’t show up in the financial statements, because you really have to drill down and you have to look at the drivers of what create the financial statements for respective companies in our industry. Think about the importance of selection, availability, lead time and on time delivery. I mean, we have great brands, but really when the customer calls or emails us for a quote, if we have it on the floor itself, if we can create short lead times, it sells. We have wider selection, it sells. We can buy out from one another. Makes it easier to make that sale. If we can use each other’s outside processing network, it makes it easier to create that sale.

So when you look at this graph, you have density and you have points to the customer that are closer to them relying in greater, I mean, and we can realize greater reliability and consistency in how we make those connections with our customers. When you look, if you go west, we have an opportunity to take more of the combined company west. And we also have more of an opportunity to go to Mexico together, where we already have a presence. And Olympic, I’m sure, has customers that are looking to get to Mexico in a more meaningful way. So when you look at the footprint and the commercial synergies that are attainable in this transaction, I think the picture truly is worth 1,000 words. Rick?

Rick Marabito: Yep. The next slide. This is something I tell you I get this is an area I get really excited about. So if you look at the top there, the two companies combined over the last three years have invested a massive amount back into the company, $480 million. And I think the title of this slide is exactly right primed. I think we’re primed. So the vast majority of the money on the current investments and CapEx our portfolio has already been spent. And so, what that means is we are both now primed to reap the returns on these investments. And I think the benefit of a merger is we’re going to get there faster through a larger combined platform.

And then let’s not even mention what Eddie talked about earlier. And that’s the opportunity for a power boost or a multiplier effect from tailwinds in the metal market. So demand has been off for several years. We get demand back to a normalized demand scenario with $480 million recently invested. And I think that is a very, very strong indication of what we can do together. Briefly, I’ll touch on Olympic’s side of the equation in terms of what some of the investments were, and then I’ll have Eddie talk about Ryerson’s recent investments.

But Olympic, I like to refer to our capital spending over the last year and a half to two years as the big five. So it includes a new cut to length line in Minneapolis, and we’re targeting their carbon growth coated carbon growth specifically. A new white metals cut to length line in Chicago, a high-speed specialty stainless slitter at Berlin Metals. Berlin’s right outside of Gary, Indiana. The biggest of the five is in Chambersburg, Pennsylvania. That’s one of our plate processing hubs. And in Chambersburg, we’ve got a massive automation project which includes all new lasers and plasma processing equipment and capacity coupled with material handling automation. So a lot of our movements are going to be touchless. So we’re really excited about that one.

And then finally, we’ve expanded down south in Texas in the stainless area through action stainless expansion in Houston. So all these projects, they’re poised for returns on the Olympic side for 2026 through 2028 timeframe. And I say that’s perfect upside timing for the merger. Eddie, you want to talk about from the Ryerson side, your investment?

Edward Lehner: Yeah. Thanks, Rick. When I started with Nucor in 1992, Ken Iverson, legendary CEO of Nucor, stopped in my office and was just talking about the story of Crawfordsville. And he was saying that when they built Crawfordsville in 1987, they were losing $1 million a week on the project, and they were asking Ken how he slept, and he said he slept just like a baby. He woke up in the night and cried every hour. When you do CapEx and you do green fields and you do big projects to modernize your company, they all don’t go beautifully, and you have to grind through it, but it’s worth it. And certainly, as we’ve gone through this downturn, which has lasted for three years, I mean, Rick said that we’re due for some tailwinds for the last three years. All we’ve had is face burn.

So when you look at the CapEx investments we’ve made, we made record CapEx investments to invest in our future. And as we see upside operating leverage and opportunities for the cycle to inflect, and certainly with a combined Olympic and Ryerson. When you look at University Park, 900,000ft² of modern service center space for long products, and two primarily. When you look at Shelbyville, which was a fantastic investment in our non-ferrous franchise that’s located so close to the breadbasket of non-ferrous supply in the United States.

You look at the release of Ryerson.com 3.0 as we go further and further into digital commerce. So that’s a synergy between Ryerson and Olympic as we go forward to bring a lot of the digital investments we’ve made and to actually put those in at scale in a very thoughtful way as we go forward as a combined company. And we have the Atlanta Tube Laser Center. We’ve made significant investments and we’ve gone from nothing in 2016 to more than ten work centers in Norcross, which has been a wonderful success story. And if you pair that up, for example, with Chicago Tube and Iron, which is in the Midwest, you can see a powerful synergy in that franchise of high value add between tube lasering and sheet lasering.

And then, of course, we took a big swing on ERP integration. We’ve mentioned this before, in our South region and in Texas, we were on legacy systems for 40 years, and we finally had to bite the bullet, and we finally had to convert and get on a uniform ERP system. I mean, that is a two-to-three-year trail of tears. But once you come through it, all of a sudden, everybody knows that language and they find possibilities and capabilities they didn’t have before within that system to create a better customer experience. So we are on the other side of that. As you see, restructuring and rework costs come down, and we do the cleanups from a three year investment cycle coming through this downturn with the investments we’ve made, as you look at a combined Olympic and Ryerson, I think you can really start to see the potential of how those investments, they don’t just pay off as individual organizations, but when you bring them together, the payoffs are very, very attractive.

And that takes us to, again, the compelling synergy opportunity. So I spoke to two very powerful synergies a couple of minutes ago. And I want to put a spotlight now on procurement and supply chain. So you go from two million tons to, say, 2.9 to three million tons of combined purchasing spend, and you pick up scale. And if you really break this down into math, metal on any given day is between 70 and 95% of our cost, depending on the pound that you’re quoting and the pound that you sell, 70 to 95%. So if you don’t buy well, it’s really hard to operate your way out of suboptimal buying.

But when you look at the combined scale that we generate now going to that supply chain marketplace to that procurement marketplace, we’re talking about $14 a ton. Over 2.9 million tons is what we’re talking about. And we are highly confident that we know how to get $14 a ton in supply chain synergies, not the least of which follow through to fuller truckloads that we received from our suppliers. So we pick up savings not just on the freight, but obviously the main course is the metal. And now you’ve got greater optionality of how you purchase that, how you combine that spend and where you direct it through a more dense network to bring down your overall procurement costs. Rick?

Rick Marabito: Thanks, Eddie. Next, let’s just talk about our profile in terms of proforma mix on end markets and products here. And Eddie touched on it already, but really excited about the growth markets and customers benefiting from our combined new mix. Obviously, we’ve got a lot of potential growth happening in the United States in terms of infrastructure reinvestment, reshoring, outsourcing of fabrication. And then, of course, the massive data center demand build out where we’re seeing significant growth.

I think as you bring the two companies together, you look at the product mix, it’s enriched. Eddie talked about the balance of the specialty and the carbon. But you look at really the overall mix now, a great balance across flat and long stainless and aluminum carbon especially coated carbon. And then the increased value add processing and fabricating capabilities, I think fantastic. And then combine that with Olympic Steel’s recent growing focus on end product manufacturing, wow, these are all margin enhancers.

So I think in summary, the combined company is going to be more diverse. We’re going to have more high margin processing capabilities. We’re going to have a richer mix of metal products. And that’s going to really provide a powerful and expansive one stop solution for our customers. And when I look at that all together, I think all this what it means is it contributes to an improved and less cyclical earnings stream for the combined company going forward. Eddie?

Edward Lehner: Thanks, Rick. So when we look at moving up the value chain and what does this industry look like as you start to visualize margin accretion on the pick, pack and ship side? It’s a speed game, right? You quote fast, you quote short lead times. You have the inventory on the floor. You get it to the customer. You need to do that with running water like consistency. But as you move that up and you pick up margin points when you do that. But the key there is consistency and scale. But as you move up through processing and finish parts and kits and assemblies and value add, our value-add franchise is combined. I mean, individually they’re significant. But combined, there is another force multiplier when you look at going up that adjacency curve and going to every next step of service capability and value add capability.

And then you get to end products where I’m highly complimentary of the work that Olympic has done, forging a path into manufactured products and end products. And Rick’s going to speak to that in just about a few seconds here, but you can start to see another very complementary fit as we go up that curve to getting more margin on that consistency for transactional spot building bill of material business, the menu offerings that you can take to a program account or an OEM, and then all the way through to manufactured products. Rick?

Rick Marabito: Yeah. Thanks, Eddie. And some of you may or may not know about Olympic strategy the past five or six years to acquire and integrate end product manufacturing into our mix. So, for example, we make inside of Olympic, we make industrial hoppers, we make stainless steel bollards, we make metal canopies. We’ve got many different end products that go into HVAC applications. And as I spoke before, the end product, it carries a higher margin in return profile than traditional service center business. And then the end products are also countercyclical to distribution margins. So for example, when metal pricing declines kind of the depression in the cycle of metals service center margins tend to come under pressure, while end product margins have the offsetting effect.

In those types of declining price environments, end product margins typically expand. So the other beautiful thing about it is end products through our internal purchasing, through fabricating capabilities, which I think about Olympic and now triple that given the new co size, we’re able to provide synergies to the end product manufacturing companies that our competitors at the end market level just don’t have. So I think the new combined company is going to really be able to better leverage those synergies across the end product portfolio that we have.

And then, if you go right into the next slide, we also talk about stronger capital structure. Wow. The ability to continue to invest at a faster pace in the areas that expand our margins. So you could see on this slide really the summary is on the left side, when you look at the margin profile, immediately accretive synergies give us the boost to earnings that Eddie talked about, improved EBITDA returns getting to 6%. And then on the right side, you look at the capital structure and the balance sheet, and you go, wow, stronger, more flexible balance sheet synergies drive cash flow generation. So more cash flow, reduced debt, reduced leverage. That’s a beautiful thing for being able to fund future growth in the areas that give us higher returns and more profitability.

So I think and it ties in with the slide we talked about before on having spent a lot of capital to so we’re entering into this from really a position of strength where we don’t have big CapEx needs. So we can really focus on growth, whether it’s M&A or whether it’s on the internal investment side of the equation. So I just think it’s another exciting piece of the way the two companies are coming together at this point in our history. As well as the structure of the deal, again by being an all-stock transaction. Eddie?

Edward Lehner: Hey. Thanks, Rick. And just to follow up on some of the points that Rick made, when you look at things like - and avoidance is maybe not a great word, but we’ll stay with it. When we look at CapEx avoidance, when you come through two investment cycles that Ryerson and Olympic have had over the last three years, given the quality of the assets, given the magnitude of the assets, now we have the opportunity even to think about how do you move things around, how do you beneficiate assets, how do you how do you repurpose assets? So one of the things you noticed in our earnings release was our depreciation expense is about $19 million in the quarter. If you think about what our normalized CapEx run rate is, depreciation should really be between $13 and $14 million in the quarter, which is about $0.16 to $0.18 EPS.

So one of the ways that we envision EPS accretion is, is we don’t have to spend as much CapEx as a combined organization, not just gearing down from the CapEx we’ve had over the last three years, but really looking at what is really - what is the right normalized rate of CapEx going forward as a combined organization? And how much depreciation then do you book over time against that CapEx as you add to the balance sheet, but you also optimize the asset footprint that you have. So moving then to the benefits of scale and scope. And I think Katie[?] in her note, I mean, I think she summarized it really well. It’s scale and scope within a highly fragmented space.

I mean, trivia question for everybody. Can anybody remember what the last transaction was of any significance? You’d have to go back to 2013 for the Reliance Metals USA transaction. And then a better trivia question that I won’t give you the answer to, even though I know it, is go back and find the three largest transactions of significance before that. But I’ll tell you this, over the last 21 years for transactions of any significance in the space. When you look at the combined company at $6.5 billion in revenue, it speaks to the benefits of densification of the network and creating a better customer experience, because that’s what I want to bring it around to.

Creating a better, consistent customer experience is really how you win in this industry. When you get past all the big terms and all the business speak, there’s a customer on the other end that just wants a consistently high-level experience, from low touch to high touch, from pick, pack and ship to finished part. And they want a reliable, dependable, professional and enjoyable experience with that supplier, with that partner. So those are the benefits of increased scale and scope availability selection within this proposed merger. Rick?

Rick Marabito: Thanks, Eddie. And really, the next two slides I’m just going to touch on briefly. And it’s really for those of you who may not be as familiar with Olympic Steel. And I’ll tell you, most of the next two slides we’ve already covered in our conversation. So I’m not going to go in depth. Just wanted to make a couple of points here. So we talked about at Olympic moving down the value - up the value stream, higher returns less cyclicality and all the things that we’re trying to do there.

So I’ll point out a couple things here. 8% of our revenue mix is now from manufactured products. I’d say roughly 20% of our mix is from multi-process fabricating work again. You combine those two, we’re pushing 25% to 30% of our mix is of the kind of the highest end of the margin returns that we see for service centers. Touch really quickly our specialty metals segment. Specialty metals for us is aluminum and stainless. That’s really been a growth engine for us. 10% compound annual growth. Really excited about our aluminum opportunities and the growth there. We’ve seen enormous growth year over year. For now, two years in aluminum. So excited about that and excited about the opportunities when the two companies combine on aluminum.

If you look at the bottom of the slide, that’s just how we report publicly. We report in three segments. We break it out by product. The carbon is really the traditional Olympic Steel. And we’ve got a high degree of investment going into that in terms of the branded products and some of the high margin fabricating equipment, especially metals I talked about already. That’s been a growth engine for us. And then, of course, the pipe and tube business, which is highly tilted to tube and we do a lot of highly intricate value add work on the tube. So it’s really a higher EBITDA segment than the others when you look at it as a percentage of revenue. So and then the next page is really just a lot of what we’ve already talked about. So I’m not going to repeat ourselves. So, Eddie, back to you.

Edward Lehner: Hey. Thanks, Rick. Appreciate it. So as we conclude our run through the presentation, I want to speak to this in summary, because I think you’ve heard a lot of really good things. And really, I think you can really envision now the potential and possibilities of the merged company. And it really goes to the heart again of the spotlight on synergies. And look, we’re going to get them all. And I’m going to share with you briefly again a couple more because I want to I want to put down these breadcrumbs. I want to put down these nuggets. When you look at investments we made over the last four years, for example, in non-ferrous polishing and buffing and grinding, and you look at Olympic’s franchise and specialty metals, there really is another really excellent synergy between those two capacities.

When you look at slitting, for example, Ryerson has a lot of cut to length lines. We don’t really match that cut to length capacity with as much slitting capacity as we need. Olympic has wisely made those investments in slitting both on the carbon and non-ferrous side. So that’s another really good fit as we look at creating better customer solutions over that horizon. really long, long, long into the future between our combined companies. So with that, we’d like to go ahead and open it up to your questions and look forward to answering them all.

Operator: Well, thank you. If you would like to signal with questions, please press star one on your touch tone telephone. If you’re joining us today using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, that is star one if you would like to ask questions. And our first question will come from Samuel McKinney with KeyBanc Capital Markets.

Samuel McKinney: Hi. Good morning, and congratulations, guys.

Rick Marabito: Thanks, Sam.

Edward Lehner: Thank you.

Samuel McKinney: Hey, just want to start with one Ryerson specific question. Fourth quarter, typically a strong cash flow quarter for you guys, given the earnings guidance in a normal year end working capital release. Fair to us—fair for us to expect some more solid cash generation again to close the year.

Edward Lehner: Yeah. I mean, poor Jim’s been silent the entire call. So I’m going to go ahead and let him answer that question.

Jim Claussen: Hi Sam. How are you doing? Yeah, yeah. You’re correct on the cash generation. And we typically see somewhere between $70 and $80 million of working capital release in the fourth quarter relative to volumes and natural release. So expect again in this fourth quarter to get a decent working capital release and cash flow from operations.

Edward Lehner: Yeah. Sam, and I can’t resist to put another breadcrumb out there. So for all you modeling home gamers out there, when you look at traditionally the revenue that it takes the working, the net working capital it takes to generate an incremental dollar of revenue, if you take the combined net working capital of both companies and look at that on a go forward basis post close, you can also see where some of that free cash flow opportunity is really significant around optimizing the working capital of the combined companies. If you work with a ratio that we’ve been solidly in, over my 13 years here, which is usually about $6 to $7 of revenue generated per dollar of net working capital. So I’ll let you all go at it and model that. But it’s a good result.

Samuel McKinney: Okay. Thanks. And then moving to the merger presentation, you call out driving market share growth, whether it’s the recent multi-year CapEx cycle at Ryerson or the high margin end product businesses at Olympic, where is it that you see the greatest opportunities to win incremental pro forma market share as a combined company?

Edward Lehner: I guess I’ll just make some opening comments and then I’m going to kick it over to Rick. But I really think when you look at cross-selling and upselling opportunities over a shorter distance to the customer, I think that’s the key. I mean, if you look at Ryerson’s customer count, which we do share with the stakeholder public, it’s about 40,000 active accounts. Olympic is about 8,000 to 9,000 active accounts. When you look at the fragmentation of the industry and the ability to go to market from a cross-selling and upselling perspective, again, with greater selection, greater value add, but really getting closer to the customer day to day as those opportunities come in. It really is a function of I have it, I can do it in one day or two days. I can give you the value-add solution you want. Or on the contract side, we have a menu of value-added options for you to select from. Not just supply chain design, but risk management, scrap management, and a whole bunch of other things that we can bring to the table when we’re trying to create a better customer solution. Rick?

Rick Marabito: Yeah, I couldn’t agree more. I think, Sam, if you look at that map, I get excited at Olympic. You can see our dots are pretty much in the eastern two thirds of the country. So, wow. You look out west and the footprint of Ryerson, certainly great opportunities for new geographies for Olympic. I think Eddie said it right. When you overlay all the products and capabilities of the combined companies, I think a much greater ability for one stop shopping for customers. And it gets back to that cross-selling opportunity that Eddie just talked about. So yeah, I think we’re not even touching on Mexico, where Olympic has a very small presence. And so, I see a lot of growth opportunities at least on the Olympic side of the equation of what we do and where we are. So, really excited about it.

Samuel McKinney: Okay. And then last one for me. Currently, Ryerson generally reports as a whole company. While, Rick, you touched on earlier, you guys provide results for carbon, specialty and pipe and tube. Are you planning for this merger to be a complete roll up with no segments, or are you going to provide some segments to the business?

Edward Lehner: We don’t know. So we’re going to figure it out though because we’re not. Okay, Sam. That’s all - those are all the things you have to do between signing and close. So that goes into that category. But I’m sure Rick can give you some good color on that too.

Rick Marabito: Yeah. I mean, I think we’ll sit down and map that out and obviously do what we think is best for shareholders and potential shareholders to best understand the company and where we’re going.

Edward Lehner: Yeah. The guiding light. Transparency. Yeah.

Samuel McKinney: Yes, absolutely. Well, no, understood. Can’t blame me for asking it. Congrats, guys.

Edward Lehner: Thanks.

Rick Marabito: Thanks, Sam.

Operator: And as a reminder, if you would like to signal with questions, please press star one. Again, that’s star one. Our next question will come from Alan Weber with Robotti & Company.

Alan Weber: Good morning. How are you?

Edward Lehner: Alan, what took you so long?

Alan Weber: So can you talk first about are there cash costs to get the synergies? And I just want to make sure that the synergies that you’re talking about are under current market conditions, not based upon improved business cycle, et cetera.

Edward Lehner: Yeah. Alan, again, I’m going to kick it over to Rick here in just a second. But look, all we’ve known for the last three years are the current conditions. And so, we have to really go way back to remember better conditions. So the synergies are really founded and premised on current conditions and how we get them. And when you, again, to me, I take great comfort when I look at the combined book value of both companies, there’s really a strong underpinning for those synergies. If this environment were to unfortunately continue for an unprecedentedly long time, certainly any upturn we get will have a chance to really show off that operating leverage, the combined company. But the synergies are really premised on where we live today. Rick?

Rick Marabito: Yeah, I agree 100%. How are you doing, Alan? Good to talk to you. Agree 100% with Eddie, at least how we thought of it on the Olympic side in terms of synergies. Synergies are basically not, in my opinion, synergies are not oh, the market’s going to improve, so we’re going to call that a synergy. The synergies in terms of how we thought about it are real, enduring synergies based on our existing model and the model going forward. So I agree 100% with Eddie on that. And then you did ask about some costs that would be incurred to realize those synergies. And yeah, obviously, there’ll be some costs. I think on one of the slides we talked about potentially that being up to $40 million.

Alan Weber: Okay. Then I guess the last question is when and if the markets do improve, how do you think about incremental EBITDA margins starting from your proforma EBITDA?

Rick Marabito: Well, I’ll start on that. I mean, certainly, again, what we’ve got in the deck and what we’ve talked about are our proforma margins using sort of the environment we’re in and then looking on a pro forma basis and modeling out what that would be. If you go back two or three years in terms of what the EBITDA margin profiles were for our sector, for Ryerson, for Olympic and for others, it was several points higher. I tend to think of if you can get in that 6% to 8% quartile consistently on the distribution service center side of the business, that’s pretty good. Obviously, given the depressed market we’ve been in the last couple of years, the current margin profiles for really all of us in terms of service centers is depressed from that. So we’ve got a 6% pro forma in here, but you get market tailwinds and more of a normalized market. And I can see that going to 6% to 8% okay.

Edward Lehner: Yeah, Alan, we look at it historically and you go back and look at again the last 20 years. And you can certainly spotlight years like 2014, 2018, 2021. And conversely, you can look at years like 2015, 2009, 2020 and even the last several years, 2024 and even 2025 year to date. And you kind of - you traverse that continuum of years. And here’s what I would tell you. We’re in the bottom quartile now. And so, that feels like a 2% to 5% EBITDA margin. As you get to that second quartile, that feels like a 4% to 6% EBITDA margin. You get to that third quartile when you start to see mid-cycle trends, and better that that gets you to 6% to 8%.

And then when you get to that top quartile, you start to see 8% to 10% EBITDA margins, which is really a function of being able to sweat the assets to a greater extent. Your demand is going up, you get some holding gains in inventory, but you also get more value add, because at that point, when the economy is doing better you also get more outsourcing of manufacturing where some of our customers bring things in house during times like this. As everybody gets busy, they need to go out to variable resources to go ahead and service that demand. And so, you get incremental margins on top of that. So it really is we’ve studied it over the years. It really looks like that 2% to 5%, 5% to 7%, 6% to 8% and 8% to 10%. So I hope that helps.

Alan Weber: It does. Thanks. And I guess my last question is did you talk about assuming market conditions are flattish next year or similar to this year, kind of working capital for the combined company for next year, whether that would be a source of cash or -

Edward Lehner: Yeah. Alan, I try to give some a little bit of insight into that in terms of what we’ve seen over time, where how much working capital does it take for us to really finance an incremental dollar of revenue? And I think if you look at that in reverse, if conditions were to stay the same, depending on where price goes, but if conditions were to stay the same in a combined company scenario, there’s certainly working capital there to be had and there’s working capital release in free cash flow there. More to come as we get through this signing to close period. And as we really start to really enumerate that. But again, I want to kick it over to Rick, and I know he’s got some thoughts around that as well.

Rick Marabito: No, I agree. I think, Eddie, you said it well. I think in a normal market if we just stayed in the same market conditions. So let’s not talk about the price side of the equation. There’s big opportunity on working capital turnover, specifically on inventory, inventory sharing, improving inventory turns. Absolutely will have a positive cash flow and a working capital release just from being more efficient.

Alan Weber: And I guess my last question is, have you gotten any customer comments, good or bad or concerns?

Edward Lehner: No. But I mean, it’s early, but no.

Alan Weber: Right.

Edward Lehner: Every - I have to say. I mean, so far, everything’s been overwhelmingly positive. Notwithstanding maybe the initial reaction of the market, but it’s been overwhelmingly positive.

Alan Weber: Okay. All right.

Rick Marabito: Same on our end. Same on our end, Alan.

Alan Weber: Great. Thanks a lot. And good luck.

Edward Lehner: Thank you.

Rick Marabito: Thanks, Alan. Appreciate you.

Operator: And that does conclude the question-and-answer session. I’ll now turn the conference back over to you.

Edward Lehner: Well, I really want to give the last word to Rick, and I’m going to do that. I just really want to thank everybody for tuning in with us today. We couldn’t be more excited and more enthusiastic and optimistic about what lies ahead for our combined companies and really look forward to being with you on future calls as you start to see the realization of the vision we have for the combined companies. Everyone have a great holiday season, and I know we’re going to see you out there on the road. Rick?

Rick Marabito: Yeah. Thank you, Eddie. Really appreciate the time and ability to talk to everybody about what I think is an incredible and exciting transformational opportunity for the two companies. And I’m not going to repeat what I said in the beginning. I’ll just leave you with this. I truly believe the best is yet to come. And what I will tell you is you’ve got a combined, committed and engaged new combined team that is going to work really hard to make it happen. So thank you all. Appreciate your participation.

Edward Lehner: Thank you.

Operator: Thank you. That does conclude - oh, I’m sorry. Go ahead.

Edward Lehner: Oh, no. Nothing. Thanks.

Operator: Thank you. That does conclude today’s conference. We do thank you for your participation and have an excellent day.

***

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Ryerson and Olympic Steel intend to file a joint proxy statement with the SEC and Ryerson intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Ryerson and Olympic Steel and that will also constitute a prospectus of Ryerson. Each of Ryerson and Olympic Steel may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Olympic Steel or Ryerson may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Ryerson and Olympic Steel. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OLYMPIC STEEL, RYERSON, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Olympic Steel, Ryerson and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Ryerson may be obtained free of charge by directing a request by mail to Ryerson’s Corporate Secretary at Ryerson Holding Corporation, Attention: Secretary, 227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Olympic Steel may be obtained free of charge by directing a request by mail to Olympic Steel’s Chief Financial Officer at Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH, Attention: Chief Financial Officer.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Ryerson’s and Olympic Steel’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Ryerson and Olympic Steel, including future financial and operating results, Ryerson’s and Olympic Steel’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Ryerson and Olympic Steel shareholder approvals; the risk that Ryerson and Olympic Steel may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to the consummation of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction, including as related to any government shutdown; the risk that the businesses will not be integrated successfully or will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected or that the proposed transaction may be less accretive than expected; the risk that the merger will not provide shareholders with increased earnings potential; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Ryerson’s or Olympic Steel’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; highly cyclical fluctuations resulting from, among others, seasonality, market uncertainty, and costs of goods sold; each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry; managing the costs of purchased metals relative to the price at which each company sells its products during periods of rapid price escalation or deflation; customer, supplier and competitor consolidation, bankruptcy or insolvency; the impairment of goodwill that could result from, among other things, volatility in the markets in which each company operates; the impact of geopolitical events; future funding for postretirement employee benefits may require substantial payments from current cash flow; the regulatory and other operational risks associated with our operations located outside of the United States; currency rate fluctuations; the adequacy of each company’s efforts to mitigate cyber security risks and threats; reduced production schedules, layoffs or work stoppages by each company’s own, its suppliers’, or customers’ personnel; any underfunding of certain employee retirement benefit plans and the actual costs exceeding current estimates; prolonged disruption of each company’s processing centers; failure to manage potential conflicts of interest between or among customers or suppliers of each company; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; the incurrence of substantial costs of liabilities to comply with, or as a result of, violations of environmental laws; the risk of product liability claims; either company’s indebtedness or covenants in the instruments governing such indebtedness; the influence of a single investor group over the either company’s policies and procedures; and other risks inherent in Ryerson’s and Olympic Steel’s businesses and other factors described in Ryerson’s and Olympic Steel’s respective filings with the Securities and Exchange Commission (the “SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Ryerson and Olympic Steel, or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements are based on the estimates and opinions of management as of the date of this communication; subsequent events and developments may cause their assessments to change. Neither Ryerson nor Olympic Steel undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law and they specifically disclaim any obligation to do so. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Participants in the Solicitation

Olympic Steel, Ryerson and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information about Olympic Steel’s directors and executive officers is available in Olympic Steel’s proxy statement dated March 28, 2025 for its 2025 Annual Meeting of Shareholders. Information about Ryerson’s directors and executive officers is available in Ryerson’s proxy statement dated March 5, 2025, for its 2025 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.